Mail Stop 3561

June 30, 2006

Mr. Edward Robinson
President
BMW FS Securities LLC
300 Chestnut Ridge Road
Woodcliff Lake, NJ 07677

Re: **BMW FS Securities LLC**
Amendment No. 1 to Registration Statement on Form S-3
Filed June 15, 2006
File No. 333-133845

Dear Mr. Robinson,

We have reviewed your responses to the comments in our letter dated June 1, 2006 and have the following additional comments. Please note that all page references below correspond to the bound version of your filing provided by counsel. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Registration Statement on Form S-3

General

1. While we note your response to comment 3 of our letter dated June 1, 2006, please clarify and confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement

Cover Page

2. We reissue comment 5 of our letter dated June 1, 2006, in part. While we note that you have added subordination of the Class B notes to the cover as a form of credit enhancement, it appears from pages S-13 and S-14 that the priority of payments among the Class A notes is an additional form of credit enhancement.

> Please list this credit enhancement with other credit enhancements on the cover page.

3. We note your response to our prior comment 6. Please also identify the first expected distribution date for the asset-backed securities. Refer to Item 1102(g) of Regulation AB.

Credit Enhancement, page S-52

4. We note your response to our prior comment 8, but reissue the comment. Please explain how the losses will allocated among the classes of securities. Refer to Item 1102(a)(3)(ix) of Regulation AB.

Reserve Accounts, page S-53

5. We note your response to our prior comment 11. Please tell us whether or not you plan to also file a Form 8-K to report a change in the formula for determining the specified Reserve Account Balance and for determining the overcollateralization level. If not, please tell us why you do not think it is necessary. Refer to Form 8-K and Section III.D.8. of the Regulation AB Adopting Release (Release Nos. 33-8518 and 34-50905).

Base Prospectus

Certain Information Regarding the Securities

Indexed Securities, page 46

6. It appears that you contemplate linking payments on the securities to changes in the price of currencies, securities, commodities, or an index of securities or commodities. Please note that payments on securities based on the value of an equity or commodity or other index such that the payments on the security comprise or include payments based primarily on the performance of the external index and not by the performance of the actual securities in the pool would not meet the definition of an asset-backed security under Regulation AB. Please delete this section or provide an analysis to explain how the Indexed Securities would meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in SEC Release No. 33-8518.

Description of Transfer and Servicing Agreements

Credit and Cash Flow Enhancement, page 60

7. We reissue comment 12 of our letter dated June 1, 2006, in part. We note that you have added descriptions of subordination and repurchase obligations to the base prospectus. However, there remain several forms of credit enhancement listed on page 6 or on page 60 that are not described in the base prospectus, including excess interest, overcollateralization, letters of credit, guaranteed investment contracts, cash deposits, and liquidity facilities. Please provide a description of each form of credit enhancement in the base prospectus. Similarly, add a discussion of the Derivative Arrangements listed on page 47, including guaranteed rate agreement, maturity liquidity facility and tax protection agreement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact Joshua Ravitz at (202) 551-4817. If you need further assistance, you may contact me at (202) 551-3210.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via Facsimile (917) 777-4299
        Reed Auerbach, Esq.
        McKee Nelson LLP